Exhibit 99.2

Paragon Shipping Inc. Announces Exchange Offer to Retire
All of the Outstanding 8.375% Senior Notes due 2021

February 12, 2016 – Athens, Greece – Paragon Shipping Inc. (the "Company") today announced it has commenced an offer to exchange all properly delivered and accepted 8.375% senior notes due 2021 issued in $25.00 denominations with CUSIP number 69913R-507 (each a "Paragon Note" and collectively the "Paragon Notes") for shares of common stock (the "Common Stock") of Paragon (the "Exchange Offer").  Each holder of a Paragon Note (each a "Holder" and collectively the "Holders") who validly delivers and does not withdraw all Paragon Notes held by such Holder shall receive 60 shares of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon.  Any Holder that validly delivers and does not withdraw all Paragon Notes held by such Holder by March 4, 2016 (the "Early Delivery Deadline") shall receive an early delivery premium of 15 shares, resulting in a total of 75 shares of Common Stock being received for each Paragon Note, which shall include any accrued and unpaid interest thereon.  As part of the exchange offer, Holders will also be required to consent to the removal of certain covenants and sections of the Paragon Notes' Indenture dated August 8, 2014 (together with the Exchange Offer, "Exchange Offer and Consent Solicitation").

The Exchange Offer and Consent Solicitation will expire at 11:59 P.M., New York City time, on March 14, 2016, unless extended (as it may be extended, the "Expiration Date").  Paragon Notes delivered and not withdrawn prior to the Early Delivery Deadline may not be withdrawn.  Unless there is an extension, settlement for the Paragon Notes validly delivered and not withdrawn on or before the Early Delivery Deadline will be on March 9, 2016 (the "Initial Settlement Date"), and settlement for Notes validly delivered after the Early Delivery Deadline and on or before the Expiration Date will be on March 17, 2016 (the "Final Settlement Date").  Holders who deliver and do not withdraw their Paragon Notes in the Exchange Offer and the Consent Solicitation will not be entitled to any future interest on such Paragon Notes or any accrued but unpaid interest as of March 14, 2016, regardless of when the Exchange Offer and the Consent Solicitation closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Common Stock in the Exchange Offer and the Consent Solicitation.

This press release is neither an offer to purchase nor a solicitation of an offer to sell or exchange securities. No offer, solicitation, purchase, sale or exchange will be made in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful. The Exchange Offer and Consent Solicitation is being made solely pursuant to the terms and conditions set forth in the applicable letter of transmittal.

Georgeson is acting as Information Agent for the Exchange Offer and Consent Solicitation and requests for letters of transmittal or questions regarding the Exchange Offer and the Consent Solicitation may be directed to Georgeson at the following telephone numbers: (888) 666-2580.  Copies of the letter of transmittal relating to the Exchange Offer and the Consent Solicitation are also available on the Company's website.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any statements regarding the Exchange Offer and Consent Solicitation.  Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of six drybulk vessels with a total carrying capacity of 297,879 dwt. In addition, Paragon Shipping's current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers with scheduled deliveries in the first quarter of 2016. The Company's common shares and Paragon Notes trade on the NASDAQ Capital Market under the symbols "PRGN" and "PRGNL," respectively.  For more information, visit: www.paragonship.com. The information contained on Paragon Shipping's website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron
Rudy Barrio (Investors)
rbarrio@dresnerallencaron.com
(212) 691-8087